Exhibit (a)(1)

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SBA COMMUNICATIONS CORPORATION

Offer to Exchange Outstanding Options to Purchase Shares of Class A Common Stock of
SBA Communications Corporation Having an Exercise Price Greater Than $8.00 Per Share

The Offer and Withdrawal Rights Expire at 5:00 p.m., Eastern Daylight Time,
on June 18, 2002, unless the Offer is Extended

We are offering our current employees and consultants the opportunity to exchange all outstanding options to purchase shares of our Class A common stock that have an exercise price greater than $8.00 per share for new options to purchase shares of our Class A common stock.

If you wish to accept this offer, you must complete an election form agreeing to exchange your eligible stock options for new options. In addition, if you wish to accept this offer, you must tender all options granted to you on or after November 20, 2001, which is the date that is six-months prior to the date of commencement of the offer—even if the exercise price of some of those options is $8.00 or less per share. This offer is currently expected to expire at 5:00 p.m., Eastern Daylight Time, on June 18, 2002, unless we extend the offer to a later date. Section 14 describes our rights to extend, terminate and amend the offer.

We will grant the new options on the date that is six months and one day after the expiration date of this offer. To receive a grant of new options pursuant to the offer, you must be an employee or consultant of SBA Communications Corporation or one of our subsidiaries from the date you tender options through the date we grant the new options. Our offer is currently scheduled to expire on June 18, 2002, therefore we will issue the new options on December 19, 2002, unless the offer is extended.

You will receive two (2) new options for every three (3) eligible outstanding options that you tender and which are accepted for exchange and canceled rounded up to the nearest whole option and subject to adjustment for any stock split, stock dividend, recapitalization or similar transaction. The new options will have an exercise price per share equal to the greater of (1) $8.00 or (2) the closing sales price of our Class A common stock as quoted on the Nasdaq National Market on the date preceding the grant date.

Vesting for all new options will restart; 25% of the new options will vest on each of the six (6) month, eighteen (18) month, thirty (30) month and forty-two (42) month anniversary of the grant date of the new options. The term of the new options will be the term remaining on the surrendered options or five years, whichever is greater.

We cannot guarantee that the new options will have a lower exercise price than the eligible stock options that you tender for exchange.    However, we believe that the offer may create a better opportunity for the optionholders who elect to exchange their options to obtain value from their options and our stock option program. The board of directors recognizes that the decision to accept or reject the offer is an individual decision that should be based on a variety of factors. You should consult your personal advisors if you have questions about your legal, financial and/or tax situation.

Our board of directors and shareholders have approved this offer. However, neither we nor our board of directors is making any recommendation as to whether you should tender or refrain from tendering your options for exchange. You must make your own decision whether you should tender your options.

This offer is not conditioned upon a minimum number of options being tendered. However, this offer is subject to conditions which we describe in Section 6 of this offer.

Shares of our Class A common stock are quoted on the Nasdaq National Market under the symbol “SBAC.” On May 14, 2002, the closing sale price per share of our Class A common stock, as reported on the Nasdaq National Market, was $2.05. We recommend that you obtain current market quotations for our Class A common stock before deciding whether to tender your options.

Important

If you wish to tender your options for exchange, you must complete and sign the attached election form in accordance with its instructions, and mail, facsimile or otherwise deliver it and any other required documents to Stock Option Exchange Program, c/o SBA Communications Corporation, 5900 Broken Sound Parkway N.W., Boca Raton, FL 33487, facsimile (561) 989-2965. Delivery by e-mail will not be accepted.

We are not making the offer to, nor will we accept any tender of options from or on behalf of, optionholders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make the offer to optionholders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with the offer other than the information and representations contained in this document or in the related election form. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

This transaction and this offer to exchange has not been approved or disapproved by the Securities and Exchange Commission (“SEC”), nor has the SEC passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying election form because the information in this summary is not complete, and additional important information is contained in the remainder of this offer to exchange and the election form. We have included references to the relevant sections in this offer to exchange where you can find a more complete description of the topics in this summary.

What securities may be exchanged in the offer?

We are offering to exchange all unexercised stock options held by eligible employees and eligible consultants having an exercise price greater than $8.00 per share which are outstanding under our 1996 Stock Option Plan (the “1996 Plan”), 1999 Equity Participation Plan (the “1999 Plan”) or 2001 Equity Participation Plan (the “2001 Plan” and collectively with the 1996 Plan and the 1999 Plan referred to as the “option plans”), or any lesser number of options that eligible employees and eligible consultants properly tender in the offer, for new options. Your stock options do not need to be vested in order for you to participate in the offer. (See Section 1)

Who is eligible to participate?

You may participate in the offer if you are an employee of, or are continuing to provide consulting services to, SBA Communications Corporation (“SBA”) or one of our subsidiaries from the date you tender your options through the expiration date of the offer. Former employees and retirees are not eligible to participate in the offer. Members of our board of directors, including executive officers and consultants who also serve as directors, are not eligible to participate in the offer. (See Section 1)

Why are you making the offer?

We believe that granting stock options motivates high levels of performance and provides an effective means of recognizing contributions to the success of our company. The offer provides an opportunity for us to offer eligible employees and eligible consultants a valuable incentive to stay with our company. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our Class A common stock. We are giving you the opportunity to exchange your existing eligible options for new options that will have an exercise price per share equal to the greater of $8.00 or the fair market value of our Class A common stock on the grant date in order to realign the exercise prices of your existing options more closely with the current market price of our Class A common stock. This may increase your opportunity to realize value from your stock options and create better performance incentives. (See Section 2)

Why don’t you simply reprice the current options?

“Repricing” existing options would result in an accounting treatment for such options which may require us, for financial reporting purposes, to record additional compensation expense each quarter until such repriced options are exercised, canceled or expire. Such accounting treatment would reduce SBA’s earnings per share and could have a negative impact on the performance of our stock price.

Why can’t I just be granted additional options?

Granting large numbers of new options could have a negative impact on our earnings per share on a fully diluted basis because both existing and new options could be deemed outstanding for such purposes.

Wouldn’t it be easier if I just quit and was rehired?

This is not an available alternative because a re-hire and re-grant within six months of the option cancelation date would be treated the same as a repricing. Again, such a repricing could cause us to incur an accounting charge which would reduce our earnings per share and could have a negative impact on the performance of our stock price.

What are the conditions to the offer?

The offer is not conditioned upon a minimum number of options being tendered. However, the offer is subject to a number of other conditions with regard to events that could occur prior to the expiration of the offer. These events include, among other things, a change in accounting principles, a lawsuit challenging the tender offer, or a third-party tender offer for our Class A common stock or other acquisition proposal. (See Section 6)

Do I need to be an employee or consultant on the new grant date to be eligible to receive the new grants?

Yes. To receive a grant of new options pursuant to the offer and under the terms of the option plans, you must be an employee of, or continuing to provide consulting services to, SBA or one of our subsidiaries from the date you tender options through the date we grant the new options. As discussed below, we will grant the new options on the first business day which is at least six months and one day after the date we cancel the options tendered and accepted for exchange. If you are not an employee of, or are not continuing to provide consulting services to, SBA or one of our subsidiaries from the date you tender options through the date we grant the new options, you will not receive any new options, or any other consideration, in exchange for your tendered options that have been accepted for exchange. This means that if you quit, with or without a good reason, or die or we terminate your employment, with or without cause, prior to the date we grant the new options, you will not receive anything for the options that you tendered and we canceled. (See Sections 1 and 5)

If my employment terminates after I tender my options but before the expiration date, will I still be eligible to participate in the offer?

No. If you quit, with or without good reason, die or we terminate your employment, with or without cause, after you tender your options but before the expiration date, you may not participate in the offer and we will not accept or cancel your previously tendered options. In that case, you would continue to be eligible to exercise your existing options to the extent permitted by the stock option agreement and option plan relating to the existing options. (See Sections 1 and 5)

How many new options will I receive in exchange for my tendered options?

Options tendered and accepted for exchange will be exchanged at a ratio of two (2) new options for every three (3) existing options tendered and accepted in the offer, rounded up to the nearest whole option and subject to adjustment for any stock split, stock dividend, reclassification or similar transaction. For example, if you tender 1,000 options, you will receive 667 new options. Each new option will entitle you to purchase one share of our Class A common stock, which is the equivalent to the terms of the existing options accepted for exchange. (See Sections 1 and 5)

Why do I only get two new options for every three options I tender for exchange?

We are offering you the opportunity to realize value for your options, some of which may be considerably underwater. The exchange rate is a tradeoff for your participation in the program.

What will be the terms of my new options?

The new options will be granted under our 2001 Plan and will be subject to a new option agreement between you and us. You must execute the new stock option agreement, which may have different terms and conditions from the stock option agreement for your existing options, before you may receive the new options. The material provisions of the 2001 Plan applicable to you, and the material differences between the terms and conditions of the 2001 Plan and the 1996 Plan and the 1999 Plan, are described in Section 8 below. However, please review carefully the specific terms of your old option agreements and the description of the 2001 Plan set forth in Section 8 below and your new option agreement before you make a decision whether or not to tender your existing options. (See Section 8)

Will my new options be incentive stock options or non-qualified stock options?

For employees, each new option will be an incentive stock option, to the extent it qualifies under the Internal Revenue Code Section 422. For options to qualify as incentive stock options, the value of the shares underlying all options that vest in any calendar year cannot exceed $100,000, as determined using the option exercise price. This calculation takes into account all options granted that vest in any calendar year, including options that have been previously exercised or have been canceled in the offer. The excess value above $100,000 does not qualify for incentive stock option treatment. To the extent the new options exceed the incentive stock option limitation, the remainder of the options will be treated for tax purposes as non-qualified stock options. Therefore, if you are exchanging multiple options under which a significant number of shares have vested or will vest in the same year as the grant of the new options or if the new options have a higher exercise price than some or all of your current options, then a portion of the new options may exceed the limits for incentive stock options. For eligible consultants, each new option will be treated for tax purposes as a non-qualified stock option. (See Section 5)

If I choose to tender options for exchange, do I have to tender all of my options?

You must tender the full amount of options outstanding under an individual option grant. We are not accepting partial tenders of options outstanding under an individual option grant. For example, if you hold an option to purchase 3,000 shares of common stock at an exercise price of $20.00 per share which was granted on March 27, 2000, you must either tender all or none of such options; you cannot tender only part of the option grant and retain the remainder of the option grant. If, however, you have multiple option grants, subject to the limitation described below, you may choose to tender one or more of your grants. In all cases, if you tender any of your options, you must tender all options granted to you during the six-month period before the commencement of the offer, even if the exercise price of such options is $8.00 per share or less. Specifically, if you tender any of your options, you must tender all options granted to you since November 20, 2001. (See Section 1)

Why must I surrender options granted in the last several months if I elect to tender any of my options?

If we allowed you to keep options that were granted within the six-month period prior to the commencement of the offer, we could be required under applicable accounting rules to recognize significant charges in our financial statements, which could reduce our reported earnings for each fiscal quarter that the recently granted options remained outstanding. This could have a negative impact on the performance of our stock price. (See Sections 1 and 11)

When will I receive my new options?

We will grant the new options to you on the first business day that is at least six months and one day after the date that we cancel the options accepted for exchange. If we cancel the tendered options accepted for exchange immediately after 5:00 p.m., Eastern Daylight Time, on June 18, 2002, the grant date of the new options will be December 19, 2002. However, if you are not an employee of, or are not continuing to provide consulting services to, SBA or one of our subsidiaries from the date you tender options through the date we grant the new options, you will not receive any new options, or any other consideration, in exchange for your tendered options that have been accepted for exchange. (See Sections 1 and 5)

Why can’t I receive my new options immediately after the expiration date of the offer?

If we were to grant the new options to you on any date which is earlier than six months and one day after the date we cancel the options tendered and accepted for exchange, we could be required for financial reporting purposes to record additional compensation expense. This could reduce our reported earnings per share and have a negative impact on the performance of our stock price. (See Sections 5 and 11)

If I tender options in the offer, will I be eligible to receive other option grants before I receive my new options?

No. Accounting rules limit our ability to grant any new options to participants in the offer during the six months following our cancelation of the old options. Therefore, employees and consultants who participate in the offer will not be able to receive options during the six months following our cancelation of the old options. We will defer until the grant date of your new options any grant of other options, such as annual, bonus or promotional options, for which you may otherwise be eligible until after the new option grant date. (See Section 11)

What will be the exercise price per share of my new options?

The exercise price per share of your new options will be equal to the greater of (1) $8.00 or (2) the closing sales price of our Class A common stock on the trading day immediately preceding the date we grant the new options, as reported on the Nasdaq National Market (or, if no sales are reported on such date, then the closing sales price of our Class A common stock on the first day before the grant date on which there is a reported sale). Accordingly, we cannot predict the exercise price per share of the new options. Because we will not grant new options to you until the first business day that is at least six months and one day after the date we cancel tendered options accepted for exchange, the new options may have a higher exercise price per share than some or all of your existing options. We recommend that you obtain current market quotations for our Class A common stock before deciding whether to tender your options. (See Section 1)

Why is there a minimum of $8.00 for the exercise price per share of my new options?

We decided to set a minimum for the exercise price per share of your new options in order to balance the interests of our shareholders, who are concerned with dilution, with the interests of our employees and consultants. Currently the weighted average exercise price per share of options outstanding that have been issued subsequent to our initial public offering is approximately $20.92. By offering employees and consultants the opportunity to lower their respective exercise prices significantly, we believe we are providing employees and consultants a better opportunity to realize value on their options. We chose to set the minimum at $8.00 as that was the exercise price of the last group of options granted prior to our initial public offering.

What happens if the closing sales price of SBA’s Class A common stock on the trading date preceding the grant date is higher than the exercise price of my canceled options?

There is a risk that the closing sales price of our Class A common stock on the trading date preceding the grant date of the new options will be higher than the exercise price of the canceled options. In that event, the new options you will be granted in exchange for the canceled options will have a higher exercise price than the old options you will have had canceled. (See Section 2)

When will my new options vest?

Vesting for all new options granted in the offer will restart; 25% of the new options will vest on each of the six (6) month, eighteen (18) month, thirty (30) month and forty-two (42) month anniversary of the grant date of the new options. This means that if you elect to tender your options in the offer, you will lose the benefit of any currently vested options. (See Section 1)

What will be the term of my new options?

The term of the new options will be the term remaining on the surrendered options or five years, whichever is greater. Therefore, assuming we grant the new options on December 19, 2002, if your existing option has an expiration date prior to December 19, 2007, your new option would expire in five years from the grant date. However, if your existing option had an expiration date after December 19, 2007, the new option would have the same expiration date as the canceled option. (See Section 1)

Will I have to pay taxes if I exchange my options in the offer?

If you exchange your current options for new options, we believe that you will not be required under current law to recognize income for U.S. federal income tax purposes at the time that we accept tendered options for exchange. We believe that the exchange will be treated as a non-taxable exchange. Further, at the date of grant of the new options, we believe that you will not be required under current law to recognize income for U.S. federal income tax purposes. However, we strongly recommend that you consult with your own tax advisor to determine the tax consequences of the offer and your exchange, if any, of existing options for new options. (See Section 13)

What happens to my new options if SBA merges or is acquired prior to the grant date of the new options?

If we merge with or are acquired by another entity between the date we accept and cancel the tendered options and the grant date of the new options, then the resulting entity will be obligated to grant the new options under the same terms as provided in this offer; however, the type of security and the number of shares covered by each new option would be determined by the acquisition agreement between us and the acquiror based on the same principles applied to the handling of the options to acquire our Class A common stock that are outstanding at the time of the acquisition. As a result of the ratio in which our Class A common stock may convert into an acquiror’s common stock in an acquisition transaction, you may receive options for more or fewer shares of the acquiror’s common stock than the number of shares of our Class A common stock subject to the new options issuable to you in connection with the offer if no acquisition had occurred. In addition, as a result of such ratio, the exercise price of any options you receive in an acquisition transaction may be higher or lower than the exercise price of the new options issuable to you in connection with the offer. (See Section 8)

If we are acquired by another company, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees or consultants prior to the grant of the new options. Termination for this, or any other, reason before the new options are granted means that you will not receive the new options, nor will you receive any other consideration for the options that were canceled.

What happens to options that I choose not to tender or that are not accepted for exchange in the offer?

Options that you choose not to tender for exchange or that we do not accept for exchange remain outstanding and retain their current exercise price, vesting schedule and term. (See Section 3)

When does the offer expire? Can the offer be extended, and if so, how will I be notified if it is extended?

The offer is currently scheduled to expire at 5:00 p.m., Eastern Daylight Time, on June 18, 2002, unless we extend it. (See Section 1)

Although we do not currently intend to do so, we may, in our discretion, extend the offer at any time. If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., Eastern Daylight Time, on the next business day following the previously scheduled expiration of the offer period. If the offer is extended, the grant date of the new options may be extended, so that options are granted on the first business day that is at least six months and one day after the date we cancel options accepted for exchange. (See Section 14)

What do I need to do to tender my options?

If you decide to tender your options, you must deliver, before 5:00 p.m., Eastern Daylight Time, on June 18, 2002, a properly completed and duly executed election form and any other documents required by the election form to Stock Option Exchange Program, c/o SBA Communications Corporation, 5900 Broken Sound Parkway N.W., Boca Raton, FL 33487, facsimile (561) 989-2965. We will only accept a paper or a facsimile copy of your executed election form. Delivery by e-mail will not be accepted.

If the offer is extended by us beyond June 18, 2002, you must deliver these documents before the extended expiration of the offer.

We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all such properly and timely tendered options promptly after the expiration of the offer. (See Section 3)

When may I withdraw previously tendered options?

You may withdraw your tendered options at any time before 5:00 p.m., Eastern Daylight Time, on June 18, 2002. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. To withdraw tendered options, you must deliver to Stock Option Exchange Program, c/o SBA Communications Corporation, 5900 Broken Sound Parkway N.W.,

Boca Raton, FL 33487, facsimile (561) 989-2965, a written notice of withdrawal, or a facsimile copy thereof, with the required information while you still have the right to withdraw the tendered options. Withdrawal by e-mail will not be accepted.

Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above. (See Section 4)

Can you provide me with an example of an Offer to Exchange?

The following is a representative example of an offer to exchange for a hypothetical employee or consultant. Your situation is likely to vary in significant respects.

Assumptions:

Original Date of Grant #1	March 1, 1999
Number of Shares Underlying Grant #1	2,000 Shares
Exercise Price of Grant #1	$7.00
Original Vesting Schedule of Grant #1	Vests 25% on each of the first four anniversaries of grant (75% vested at June 18, 2002).

Original Date of Grant #2	April 1, 2000
Number of Shares Underlying Grant #2	2,000 Shares
Exercise Price of Grant #2	$30.00
Original Vesting Schedule of Grant #2	Vests 25% on each of the first four anniversaries of grant (50% vested at June 18, 2002).

Original Date of Grant #3	May 1, 2001
Number of Shares Underlying Grant #3	5,000 Shares
Exercise Price of Grant #3	$20.00
Original Vesting Schedule of Grant #3	Vests 25% on each of the first four anniversaries of grant (25% vested at June 18, 2002).

Original Date of Grant #4	January 15, 2002
Number of Shares Underlying Grant #4	3,000 Shares
Exercise Price of Grant #4	$12.00
Original Vesting Schedule of Grant #4	Vests 25% on each of the first four anniversaries of grant (0% vested at June 18, 2002).

If you wish to participate in the exchange offer, using the above assumptions for the sake of illustration, you may tender the options granted to you in Grants #2, #3 and #4. You may not tender your options granted under Grant #1 because the exercise price per share of those options is $8.00 or less. If you decide to tender options in Grant #2, you must tender the options to purchase all 2,000 shares. If you decide to tender options in Grant #3, you must tender the options to purchase all 5,000 shares. Similarly, if you decide to tender options in Grant #4, you must tender the options to purchase all 3,000 shares. If you tender any options, you must tender all of the options in Grant #4 as those options were granted within the six-month period ending on the expiration date.

If you believe the price of our Class A common stock will exceed $20.00 per share on the grant date of the new options, then you may want to consider retaining the options in Grant #3, but of course, you may tender all options under Grant #3. The same analysis applies for Grant #2 and Grant #4.

If you participate in the offer, the exercise price per share of your new options will be equal to the greater of (1) $8.00 or (2) the closing sales price per share of our Class A common stock on the trading day immediately preceding the date we grant the new options, as reported on the Nasdaq National Market (or, if no sales are reported on such date, then the closing sales price of our Class A common stock on the first day before the grant date on which there is a reported sale). If you choose to tender for exchange all of the options you received in Grants #2, #3 and #4, and the closing sales price per share of our Class A common stock on December 18, 2002, the date immediately preceding the expected grant date of the new options, as reported on the Nasdaq National Market, is, for example, $9.00, you would receive:

Number of Shares Underlying New Options to Replace Grant #2	1,334 Shares
Exercise Price of New Options	$9.00
Vesting Schedule of New Options	333 will vest on June 19, 2003;
333 will vest on June 19, 2004;
334 will vest on June 19, 2005; and
334 will vest on June 19, 2006.

Number of Shares Underlying New Options to Replace Grant #3	3,334 Shares
Exercise Price of New Options	$9.00
Vesting Schedule of New Options	833 will vest on June 19, 2003;
833 will vest on June 19, 2004;
834 will vest on June 19, 2005; and
834 will vest on June 19, 2006.

Number of Shares Underlying New Options to Replace Grant #4	2,000 Shares
Exercise Price of New Options	$9.00
Vesting Schedule of New Options	500 will vest on June 19, 2003;
500 will vest on June 19, 2004;
500 will vest on June 19, 2005; and
500 will vest on June 19, 2006.

If you choose to tender for exchange all of the options you received in Grants #2, #3 and #4, and the closing sales price per share of our Class A common stock on December 18, 2002, the date immediately preceding the expected grant date of the new options, as reported on the Nasdaq National Market, is $6.00, you will receive the same number of shares, vesting at the same rate and on the same dates as set forth above. However, the exercise price per share of the new options will be $8.00 and not the $6.00 closing sales price.

If you do not participate in the offer, you will continue to hold the options that you currently have with the same terms and conditions as in effect today.

Has the offer been approved?

Our board of directors and our shareholders have approved the making of the offer. (See Section 2)

Is the offer being recommended?

Neither we nor our board of directors is making any recommendation as to whether you should tender or refrain from tendering your options. You must make your own decision whether to tender options. (See Section 2)

Whom can I talk to if I have questions about the offer?

For additional information or assistance, you should contact:

Exchange Program Administrator
Stock Option Exchange Program
c/o SBA Communications Corporation
5900 Broken Sound Parkway N.W.
Boca Raton, FL 33487

Telephone: (561) 226-9225
Facsimile: (561) 989-2965
E-mail: stockoptionexchange@sbasite.com

Of course, you are also encouraged to discuss the offer with your attorney, accountant or financial advisor. (See Section 16)

THE OFFER

1.     Eligibility; Number of Options; Expiration Date.

We are offering to exchange all outstanding unexercised options to purchase shares of our Class A common stock granted under our 1996 Plan, 1999 Plan or 2001 Plan that are held by eligible employees and eligible consultants and have an exercise price per share of greater than $8.00, for new options that we will grant under our 2001 Plan.

You are an eligible employee or eligible consultant if you are an employee of, or are continuing to provide consulting services to, SBA or one of our subsidiaries from the date you tender your options through the grant date of the new options. Former employees and retirees are not eligible to participate in the offer. Members of our board of directors, including executive officers and consultants who also serve as directors, are not eligible to participate in the offer.

As of May 14, 2002, we had an aggregate of 4.5 million options to purchase shares of our Class A common stock outstanding under the option plans. Of these, an aggregate of 3.0 million options or 66.7% of the outstanding options were eligible to be exchanged in the offer. We will grant the new options under the 2001 Plan, as described below in Section 8, pursuant to a new option agreement between you and us.

We are making the offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related election form (which together, as they may be amended from time to time, constitute the “offer”). Options tendered and accepted for exchange will be exchanged at a ratio of two (2) new options for every three (3) existing options tendered and accepted for exchange. We will not issue any fractional options. Instead, we will round the number of new options granted up to the nearest whole option. The number of new options issued will be subject to adjustment for any stock split, stock dividend, recapitalization or similar transaction effected by us between the time the tendered options are canceled by us and the grant date of the new options.

We will grant the new options on the first business day which is at least six months and one day after the date we cancel the options accepted by us for exchange. We expect to cancel all options accepted by us for tender pursuant to the offer immediately after 5:00 p.m., Eastern Daylight Time on June 18, 2002 unless the offer is extended or canceled. Therefore, we expect to grant the new options on December 19, 2002.

You may only tender options for all or none of the shares subject to an individual grant, which means that if you decide to tender any options subject to a specific grant, you must tender all of the outstanding options subject to that grant. If you attempt to tender some of your options but do not include all of the outstanding options granted to you in an individual grant, your entire tender will be rejected. In addition, if you tender any of your options, you must tender all options granted to you during the six-month period before the commencement of the offer, even if the exercise price of such options is $8.00 or less. Specifically, if you exchange any of your options, you must exchange all options granted to you since November 20, 2001.

The exercise price per share of the new options will be equal to the greater of (1) $8.00 or (2) the closing sales price of our Class A common stock on the trading day immediately preceding the date we grant the new options, as reported by the Nasdaq National Market (or, if no sales are reported on such date, then the closing sales price of our Class A common stock on the first day before the grant date on which there is a reported sale). Vesting of the new options will restart; 25% of the new options will vest on each of the six (6) month, eighteen (18) month, thirty (30) month and forty-two (42) month anniversary of the grant date of the new options. This means that if you elect to tender your options in the offer, you will lose the benefit of any currently vested options.

The term of the new options will be the term remaining on the surrendered options or five years, whichever is greater.

If for any reason you are not employed by, or are not continuing to provide consulting services to, SBA or one of our subsidiaries from the expiration date through the date we grant the new options, you will not receive any new options, or any other consideration, in exchange for your tendered options that have been accepted for exchange. If your employment with, or retention by, SBA or one of our subsidiaries terminates for any reason after you tendered your options but prior to the expiration date, you will not be eligible to participate in the offer and we will not accept or cancel any options you previously tendered. Participation in the offer does not confer upon you the right to remain employed by SBA or any of our subsidiaries.

The term “expiration date” means 5:00 p.m., Eastern Daylight Time, on June 18, 2002, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term “expiration date” refers to the latest time and date at which the offer, as so extended, expires. See Section 14 for a description of our rights to extend, delay, terminate and amend the offer.

For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Daylight Time.

2.     Purpose of the Offer.

We granted the options outstanding under the option plans for the following purposes:

•
to provide our employees and consultants an opportunity to acquire a proprietary interest in SBA, thereby allowing us to attract and motivate our employees and consultants and creating a stronger incentive for our employees and consultants to expend maximum effort for our growth and success; and

•	to encourage our employees to continue their employment with us.

Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our Class A common stock. We are giving you the opportunity to exchange your existing eligible options for new options that will have an exercise price per share equal to the greater of $8.00 or the fair market value of our Class A common stock on the grant date in order to realign the exercise prices of your existing options more closely with the current market price of our Class A common stock which may increase your opportunity to realize value from your stock options and create better performance incentives. It should be noted, however, that because we will not grant new options until at least six months and one day after the date we cancel the options accepted for exchange, the new options may have a higher exercise price than some or all of the options tendered for exchange in the offer.

From time to time we engage in strategic transactions with business partners, customers and other third parties. We may engage in transactions in the future with these or other companies which could significantly change our structure, ownership, organization or management or the make-up of our board of directors, and which could significantly affect the price of our Class A common stock. If we engage in such a transaction or transactions before the date we grant the new options, our shares could increase (or decrease) in value, and the exercise price of the new options could be higher (or lower) than the exercise price of the options you tender for exchange as part of the offer. You will be at risk for any such increase in the price of our Class A common stock before the grant date of the new options for these or any other reason. Except as otherwise disclosed in this offer to exchange or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

(a)  any material corporate transaction, such as a material merger, reorganization or liquidation, involving us or any of our subsidiaries;

(b)  any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

(c)  any material change in our present dividend rate or policy, or our indebtedness or capitalization;

(d)  any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer’s material terms of employment;

(e)  any other material change in our corporate structure or business;

(f)  our common stock not being authorized for listing on a quotation system;

(g)  our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the United States Securities Exchange Act of 1934, as amended (“Exchange Act”);

(h)  the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

(i)  the acquisition by any person of any material amount of our securities or the disposition of any material amount of our securities; or

(j)  any change in our articles of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

Although our board of directors and shareholders have approved the making of the offer, neither we nor our board of directors make any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. Note that the new options may have a higher exercise price than some or all of your current options. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own legal, investment and tax advisors.

You must make your own decision whether to tender your options for exchange.

3.     Procedures for Tendering Options.

Proper Tender of Options.

To validly tender your options pursuant to the offer, you must, in accordance with the terms of the election form, properly complete, duly execute and deliver to us the election form, or a facsimile copy thereof, along with any other required documents. We will only accept a properly executed paper copy or a facsimile copy of your election form and any other required documents. We will not accept delivery by e-mail. We must receive all of the required documents at Stock Option Exchange Program, c/o SBA Communications Corporation, 5900 Broken Sound Parkway N.W., Boca Raton, FL 33487, facsimile (561) 989-2965, before the expiration date. For your convenience, we have provided you with a self-addressed stamped envelope in which to return your election form. Your new options will be granted on the first business day that is at least six months and one day after the date that we cancel the tendered options accepted for exchange.

The method of delivery of all documents, including election forms and any other required documents, is at the election and risk of the tendering optionholder. If delivery is by mail, we recommend that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery. Your options will not be considered tendered until we receive them. We will not accept delivery by e-mail.

Promptly after our receipt of your properly completed election form, we will send you a letter confirming our receipt of the election form. The confirmation of receipt does not constitute an acceptance by us of your tendered options.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.

We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We may reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. We may also waive any defect or irregularity in any tender with respect to any particular options or any particular optionholder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering optionholder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, and no one will be liable for failing to give notice of any defects or irregularities.

Any options that you choose not to tender for exchange or that we do not accept for exchange remain outstanding and retain their current exercise price, vesting schedule and term.

Our Acceptance Constitutes an Agreement.

Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance for exchange of the options tendered by you pursuant to the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

4.     Withdrawal Rights.

You may only withdraw your tendered options in accordance with the provisions of this Section 4.

You may withdraw your tendered options at any time before 5:00 p.m., Eastern Daylight Time, on the expiration date. The expiration date is currently scheduled for June 18, 2002. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, unless we accept your tendered options for exchange before 5:00 p.m., Eastern Daylight Time, on July 15, 2002, you may withdraw your tendered options at any time after July 15, 2002.

To validly withdraw tendered options, you must deliver to us, at the address set forth in Section 3, a written notice of withdrawal, or a facsimile copy thereof, with the required information, while you still have the right to withdraw the tendered options. The notice of withdrawal must specify the name of the optionholder who tendered the options to be withdrawn, the grant date, exercise price per share and the total number of options to be withdrawn. Except as described in the following sentence, the notice of withdrawal must be executed by the optionholder who tendered the options to be withdrawn exactly as such optionholder’s name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal. We will not accept withdrawals by e-mail.

You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options before 5:00 p.m., Eastern Daylight Time, on the expiration date by following the procedures described in Section 3.

Neither we nor any other person are obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.     Acceptance of Options for Exchange and Grant of New Options.

Upon the terms and subject to the conditions of the offer, we expect to accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date immediately after 5:00 p.m., Eastern Daylight Time, on June 18, 2002 unless the offer is extended or canceled. If we cancel options accepted for exchange immediately after 5:00 p.m., Eastern Daylight Time, on June 18, 2002, you will be granted new options on December 19, 2002, which is the date that is six months and one day after the date we canceled the options accepted for exchange. If the expiration date is extended, the date options are canceled will be delayed, and thus, the grant date of the new options may be later than December 19, 2002. Once your tendered options are canceled, you will no longer have any rights with respect to those options.

If you are an employee, regardless of whether your tendered options are incentive stock options or nonqualified stock options, your new options will be granted as incentive stock options, to the maximum extent they qualify under the Internal Revenue Code Section 422. For options to qualify as incentive stock options, the value of the shares underlying all options that vest in any calendar year cannot exceed $100,000, as determined using the option exercise price. This calculation takes into account all options granted that vest in any calendar year, including options that have been previously exercised or have been canceled in the offer. The excess value above $100,000 does not qualify for incentive stock option treatment. To the extent the new options exceed the incentive stock option limitation, the remainder of the options will be treated for tax purposes as non-qualified stock options. Therefore, if you are exchanging multiple options under which a significant number of shares have vested or will vest in the same year as the grant of the new options or if the new options have a higher exercise price than some or all of your current options, then a portion of the new options may exceed the limits for incentive stock options. If you are a consultant, your new options will be treated for tax purposes as non-qualified stock options.

Options validly tendered and accepted pursuant to the terms of the offer will be exchanged at a ratio of two (2) new options for every three (3) existing options tendered and accepted for exchange, rounded up to the nearest whole option and subject to adjustments for any stock split, stock dividend, recapitalization or similar transaction. For example, if we accept 1,000 of your options for exchange in the offer, you will be entitled to receive 667 new options. Each new option will entitle you to purchase one share of our Class A common stock, which is equivalent to the terms of the existing options accepted for exchange.

Please note, however, that if you are not an employee of, or are not continuing to provide consulting services to, SBA or one of our subsidiaries from the date you tender options through the date we grant the new options, you will not receive any new options, or any other consideration, in exchange for your tendered options that have been accepted for exchange. Although certain employee leaves of absence that are approved by us in advance will not be deemed to constitute non-employment, you will not receive any new options, or any other consideration, unless, subject to applicable law, you have returned to your status as, and on the date we grant new options you again are, a regular employee of SBA or one of our subsidiaries.

For purposes of the offer, we will be deemed to have accepted for exchange those options that are validly tendered and not properly withdrawn, if and when we give oral or written notice to the optionholders of our acceptance for exchange of such options, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that are not validly withdrawn. Promptly after we accept tendered options for exchange, we will send each tendering optionholder a letter indicating the number of options that we have accepted for exchange, the corresponding number of new options that we commit to grant to you and the expected grant date of the new options.

6.     Conditions of the Offer.

We will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancelation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after May 20, 2002, and before the expiration date, we determine that any of the following events has occurred and, in our reasonable judgment, the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel options tendered for exchange:

(a)  any threatened, instituted or pending action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the grant of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of SBA or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the benefits that we believe we will receive from the offer;

(b)  any action is threatened, pending or taken, or any approval is withheld, or any statute, rule, regulation, judgment, order or injunction is threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

(1)  make the acceptance for exchange of, or grant of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

(2)  delay or restrict our ability, or render us unable, to accept for exchange, or grant new options for, some or all of the tendered options;

(3)  materially impair the benefits that we believe we will receive from the offer; or

(4)  materially and adversely affect the business, condition (financial or other), income, operations or prospects of SBA or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

(c)  any change in generally accepted accounting standards which could or would require us for financial reporting purposes to record compensation expense in connection with the offer, the exchange or the grant of new options;

(d)  a tender or exchange offer with respect to some or all of our Class A common stock, or a merger or acquisition proposal for us, is proposed, announced or made by another person or entity or is publicly disclosed or we shall have learned that:

(1) any person, entity or “group” within the meaning of Section 13(d)(3) of the Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our Class A common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our Class A common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before May 20, 2002;

(2) any person, entity or group that has filed a Schedule 13D or Schedule 13G on or before May 20, 2002 shall have acquired or proposed to acquire beneficial ownership of an additional 5% or more of the outstanding shares of our Class A common stock; or

(3) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or any of our subsidiaries’ assets or securities; or

(e)  any change or changes occurs in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or in that of our subsidiaries that, in our reasonable judgment, has or may have a material adverse effect on us or our subsidiaries or materially impairs or may materially impair the benefits that we believe we will receive from the offer; or

(f)  in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof.

The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.

7.     Price Range of Common Stock Underlying the Options.

Our Class A common stock is quoted on the Nasdaq National Market under the symbol “SBAC.” The high and low sales prices of our Class A common stock for each quarter during the last two calendar years and through May 14, 2002, as reported on the Nasdaq National Market, are shown below.

	High	Low
Quarter ended March 31, 2000	$54.75	$16.50
Quarter ended June 30, 2000	$57.00	$31.50
Quarter ended September 30, 2000	$55.88	$37.00
Quarter ended December 31, 2000	$55.25	$30.88

Quarter ended March 31, 2001	$47.13	$15.44
Quarter ended June 30, 2001	$34.31	$12.69
Quarter ended September 30, 2001	$24.48	$10.48
Quarter ended December 31, 2001	$16.60	$5.91

Quarter ended March 31, 2002	$14.05	$1.59
Quarter ended June 30, 2002 (through May 14, 2002)	$3.40	$1.71

As of May 14, 2002, there were 44,920,235 shares of our Class A common stock issued and outstanding, and the last sales price per share of our Class A common stock, as reported on the Nasdaq National Market, was $2.05.

We recommend that you obtain current market quotations for our Class A common stock before deciding whether to tender your options.

8.     Source and Amount of Consideration; Terms of New Options.

Consideration.

In exchange for outstanding options properly tendered and accepted for exchange by us, we will grant new options to purchase shares of our Class A common stock under the 2001 Plan. You will receive two (2) new options for every three (3) existing options that you properly tender for exchange and which are accepted by us, rounded up to the nearest whole option and subject to adjustments for any stock split, stock dividend, recapitalization or similar transaction. If we receive and accept tenders of all outstanding eligible options, we expect to grant approximately 2.0 million new options.

Merger or Acquisition.

If we merge with or are acquired by another entity between the expiration date and grant date of the new options, then the resulting entity will be obligated to grant the new options under the same terms as provided in this offer; however, the type of security and the number of shares covered by each new option would be determined by the acquisition agreement between us and the acquiror based on the same principles applied to the handling of the options to acquire our Class A common stock that are outstanding at the time of the acquisition. As a result of the ratio in which our Class A common stock may convert into an acquiror’s common stock in an acquisition transaction, you may receive options for more or fewer shares of the acquiror’s common stock than the number of shares of our Class A common stock subject to the new options issuable to you in connection with the offer if no acquisition had occurred. In addition, as a result of such ratio, the exercise price of any options you receive in an acquisition transaction may be higher or lower than the exercise price of the new options issuable to you in connection with the offer.

You should be aware that these types of transactions could have substantial effects on our stock price, including potentially substantial appreciation in the price of our shares. Depending on the structure of this type of transaction, tendering optionholders might be deprived of any further price appreciation in the shares associated with the new options. For example, if our shares were acquired in a cash merger, the fair market value of our shares, and hence the price at which we grant the new options, would likely be a price at or near the cash price being paid for the shares in the transaction, yielding limited or no financial benefit to a recipient of the new options for that transaction. Optionholders who do not tender in their old options in connection with this offer will have their outstanding options treated in accordance with the terms of the plan under which they are granted, and if their options are assumed by the successor to our company in an acquisition, those options would be priced in accordance with the terms of the acquisition transaction. This could potentially result in a greater financial benefit for those optionholders who elected not to participate in this offer if the terms of the acquisition transaction result in a more favorable exercise price for the assumed options which were not tendered.

Terms of New Options.

The new options will be granted under our 2001 Plan, pursuant to a new option agreement between us and each optionholder whose tendered options have been accepted in the offer. The terms and conditions of the new options may vary from the terms and conditions of the options tendered for exchange.

The following description of the 2001 Plan is only a summary, and may not be complete. For complete information about the terms of the options you may receive in the offer, please refer to the 2001 Plan that has been filed with the SEC as an exhibit to the Tender Offer Statement on Schedule TO. You may also contact the Exchange Program Administrator, c/o SBA Communications Corporation, 5900 Broken Sound Parkway N.W., Boca Raton, FL 33487, telephone: (561) 226-9225, facsimile: (561) 989-2965, e-mail: stockoptionexchange@sbasite.com, to request copies of the 2001 Plan or the form of the stock option agreement which will be provided to you at our expense.

The terms and conditions of your current options are set forth in the option plan under which they were granted and the stock option agreement you entered into in connection with the grant of the options. The terms and conditions of the options plans are summarized in the prospectus prepared by us and previously distributed to you.

Summary of the 2001 Plan

The following description of our 2001 Plan is a summary and may not describe all of the terms and conditions of the options granted pursuant to the 2001 Plan that are relevant to you. Therefore, you are encouraged to read the full text of the 2001 Plan, which is filed as an exhibit to the Schedule TO and incorporated herein by reference.

Purpose, participants, effective date and duration.    We adopted the 2001 Plan effective March 15, 2001 and the 2001 Plan was amended effective May 16, 2002. The purpose of the 2001 Plan is to encourage employees, directors and consultants of us and our subsidiaries (a subsidiary is a corporation or other business organization the voting power or equity interests of which are at least 50% owned by us, directly or indirectly), who render services of special importance to the management, operation or development of us or a subsidiary of ours, and who have contributed or may be expected to contribute materially to our success (the “participants”), to continue their association with us by providing favorable opportunities for them to participate in our ownership and our future growth through the granting of options to acquire shares of our Class A common stock.

Shares subject to the 2001 Plan.    The 2001 Plan currently provides that awards under the 2001 Plan may be made in shares of Class A common stock. The 2001 Plan provides that the maximum number of shares of Class A common stock for which awards may be granted is a fixed percentage equal to 15% of common stock outstanding, as adjusted (“CSO”). For purposes of the 2001 Plan, CSO is calculated as 15% of the aggregate amount of Class A common stock and Class B common stock outstanding as of the date of calculation minus the aggregate of (1) the number of shares of Class A common stock issued as a result of the exercise of options outstanding as of May 16, 2002 and (2) the number of shares of Class A common stock issued as awards under the 2001 Plan subsequent to May 16, 2002.

In the event of any change in the number or kind of Class A common stock outstanding pursuant to a reorganization, subdivision, consolidation, recapitalization, exchange of shares, stock dividend or split or combination of shares, appropriate adjustments will be made (1) to the number of shares subject to outstanding options, (2) in the exercise price per share of outstanding options and (3) in the kind of shares which may be issued under the 2001 Plan. The validity of stock options previously issued and the ability of holders of options to exercise such options shall not be affected if for any reason the aggregate amount of options outstanding under the 1996 Plan, the 1999 Plan and the 2001 Plan exceeds 15% of CSO (as calculated on a modified basis as described above).

Types of Awards.    Awards under the 2001 Plan may consist of any of incentive stock options, non-qualified stock options, restricted stock and other awards that are valued in whole or in part by reference to, or otherwise based on, the Class A common stock approved by the Compensation Committee; provided, however, that in no case (1) may the number of shares with respect to which incentive stock options (“ISOs”) may be granted exceed 7,500,000 shares and (2) may the aggregate amount of shares issued with respect to below fair market value options or as restricted stock exceed 3% of CSO. Shares subject to options or awards, which are forfeited, settled for cash or otherwise terminate, are surrendered to pay for option exercises, expire unexercised or are canceled without delivery of shares, will again become available for grant under the 2001 Plan. The maximum number of shares of Class A common stock that may be subject to options granted to an employee covered by the Internal Revenue Code Section 162(m) during any calendar year is 500,000.

Administration.    The 2001 Plan is administered by the Compensation Committee, which must consist solely of at least two directors who are both “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act and “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code.

Subject to the terms of the 2001 Plan, the Compensation Committee has authority to: (1) select the persons to whom options shall be granted; (2) determine the number or value and the terms and conditions of options granted to each such person, including the price per share to be paid upon exercise of any option and the period within which each such option may be exercised; and (3) interpret the 2001 Plan and prescribe rules and regulations for the administration thereof.

Transferability of Options.    In general, options are not transferable, except by will or the laws of descent or distribution. However, the 2001 Plan permits an optionholder to transfer nonqualified stock options to family members or entities (including trusts) established for the benefit of the optionholder or the optionholder’s family members; provided that the transferred option must continue to be subject to the same terms and conditions as were applicable to the option immediately before the transfer and any other transfer allowed by applicable securities laws.

Awards under the 2001 Plan.    Each award under the 2001 Plan will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Nonqualified Stock Options, (“NQSOs”), will provide for the right to purchase Class A common stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, may be less than fair market value on the grant date (but not less than par value), and usually will vest in one or more installments after the grant date, subject to the participant’s continued employment with us; provided, that the Compensation Committee may modify any of these terms, in its discretion, at the time of the grant. NQSOs may be granted for any term specified by the Compensation Committee.

Incentive Stock Options will be designed to comply with certain restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs (i) must have an exercise price not less than the fair market value of a share of Class A common stock on the grant date; (ii) may only be granted to employees; (iii) must expire within a specified period of time following the optionee’s termination of employment; and (iv) must be exercised within ten years after the grant date, but may be subsequently modified to disqualify them for treatment as ISOs.

For employees, each new option granted in exchange for options tendered and accepted in the offer will be an incentive stock option, to the extent it qualifies under the Internal Revenue Code Section 422. For options to qualify as incentive stock options, the value of the shares underlying all options that vest in any calendar year cannot exceed $100,000, as determined using the option exercise price. This calculation takes into account all options granted that vest in any calendar year, including options that have been previously exercised or have been canceled in the offer. The excess value above $100,000 does not qualify for incentive stock option treatment. To the extent the new options exceed the incentive stock option limitation, the remainder of the options will be treated for tax purposes as non-qualified stock options. Therefore, if you are exchanging multiple options under which a significant number of shares have vested or will vest in the same year as the grant of the new options or if the new options have a higher exercise price than some or all of your current options, then a portion of the new options may exceed the limits for incentive stock options. For eligible consultants, each new option will be treated for tax purposes as a non-qualified stock option.

Amendment and Termination of the 2001 Plan.    The board of directors may amend or terminate the 2001 Plan at any time, provided that shareholder approval is required for any amendment that requires shareholder approval in accordance with the regulations issued under Section 16 of the Exchange Act and any amendment that would impair the rights of an optionholder requires the optionholder’s consent. The

2001 Plan will terminate on March 15, 2011 unless terminated earlier by the board of directors. Awards granted prior to March 15, 2011 may extend beyond that date.

Change in Control.    Unless otherwise determined by the board of directors in the event of a change in control, options granted under the 2001 Plan will fully vest and become immediately exercisable.

Termination of Employment or Service.    An optionholder’s termination of employment or service will result in certain consequences regarding an optionholder’s ability to exercise his exercisable options and the vesting schedule of his unvested options. The consequences to an optionholder will depend on the reason the optionholder’s employment or service was terminated. If an optionholder’s employment or service is terminated for cause, the optionholder’s exercisable options are immediately terminated and the optionholder’s unvested options are immediately terminated. If an optionholder’s employment or service is terminated without cause, unless otherwise provided in the optionholder’s option agreement, the optionholder’s exercisable options remain exercisable for a period of 90 days and the optionholder’s unvested options are immediately terminated. If an optionholder’s employment or service is terminated by the optionholder’s disability, unless otherwise provided in the optionholder’s option agreement, the optionholder’s exercisable options remain exercisable for a period of one (1) year and the optionholder’s unvested options are immediately terminated. If an optionholder’s employment or service is terminated by the optionholder’s death, unless otherwise provided in the option agreement, the optionholder’s exercisable options remain exercisable by the optionholder’s estate for the remainder of the option period and the optionholder’s unvested options are immediately vested.

Federal Income Tax Consequences.    Please refer to Section 12 of this offer to exchange that includes a description of the federal income tax consequences of the exchange of options in the offer and of the new options that will be granted under the 2001 Plan.

Registration of Option Shares.    All shares of our Class A common stock issuable upon exercise of options under the 2001 Plan, including shares that will be issuable upon exercise of the new options, have been or will be registered under the Securities Act of 1933 on a Registration Statement on Form S-8 filed with the SEC. Unless you are considered an affiliate of ours, you will be able to sell the shares obtained upon the exercise of vested new options free of any transfer restrictions under applicable securities laws.

Material differences between 1996 Plan, 1999 Plan and 2001 Plan.

Although the principal provisions governing the terms and conditions of stock options that we have granted have remained the same, the following is a summary of material changes that have been reflected in the 1996 Plan, 1999 Plan and 2001 Plan regarding the definition of fair market value, payment of the exercise price, consequences resulting from the termination of employment or service, transferability of the options and change in control. In addition, the option agreement governing your existing option grants may give you additional rights with respect to these and other matters which are not described below.

The new options will be governed by the terms and conditions of our 2001 Plan, as amended and restated on May 16, 2002, and the new option agreements executed between us and the optionholders whose tendered options have been accepted in the offer.

Definition of Fair Market Value.    The 1996 Plan defines fair market value as the average of the last reported sale price of the Class A common stock on the Nasdaq National Market for the 10 trading days immediately preceding the date of determination. The 1999 Plan modified the definition of fair market value to mean the mean between the closing representative bid and asked prices on the previous trading day as reported by Nasdaq or a successor quotation system instead of taking a 10 day average.

The 2001 Plan, dated as of March 15, 2001, did not change the definition of fair market value. The 2001 Plan, as amended and restated on May 16, 2002, modified the definition of fair market value for the Class A common stock then quoted on Nasdaq or a successor quotation system to mean the last sales price for the Class A common stock on the previous trading day as reported by Nasdaq or such successor quotation system.

Payment of the Exercise Price.    Under the 1996 Plan, the exercise price of the options is payable by the optionholder in cash, shares of Class A common stock with a fair market value equal to the aggregate exercise price, or, in the Compensation Committee’s discretion, in other property having a fair market value on the date of exercise equal to the exercise price or by a “cashless” exercise/sale procedure or a “cashless” exercise/loan procedure.

The 1999 Plan expanded the means by which an optionholder could pay the exercise price of options being exercised. It provides for the exercise price to be payable by the optionholder in cash or, with the consent of the Compensation Committee, (i) in shares of Class A common stock that have been owned by the optionholder for at least six months having a fair market value equal to the aggregate exercise price; (ii) in shares of Class A common stock then issuable upon exercise of the option having a fair market value equal to the aggregate exercise price; (iii) by delivering property of any kind which constitutes good and valuable consideration; (iv) by delivering a full recourse interest-bearing promissory note on such terms as the Compensation Committee shall specify in its sole and absolute discretion; (v) by a “cashless” exercise/sale procedure or a “cashless” exercise/loan procedure; or (vi) a combination of any of the methods described above.

The 2001 Plan currently provides for the exercise price to be payable by an optionholder in cash and to the extent permitted by applicable law and agreed to by the Compensation Committee (i) in shares of Class A common stock having a fair market value equal to the aggregate exercise price; (ii) by delivering a written direction to SBA that the option be exercised pursuant to a “cashless” exercise/sale procedure or a “cashless” exercise/loan procedure; (iii) by delivering a full recourse interest-bearing promissory note on such terms as the Compensation Committee shall specify in its sole and absolute discretion; or (iv) a combination of any of the methods described above.

Termination of Employment or Services.    Under the 1996 Plan, if an optionholder’s employment is terminated for any reason other than death or disability, the optionholder’s exercisable options remain exercisable for the earlier of three months after such termination or the expiration date of the option. If an optionholder’s employment is terminated because of disability, the optionholder’s exercisable options remain exercisable for one year. If an optionholder’s employment is terminated because of death, unless otherwise provided in an individual option agreement, the optionholder’s exercisable options are immediately terminated. Under all the scenarios discussed above, unless otherwise provided in an individual option agreement, an optionholder’s unvested options are immediately terminated upon such termination.

The 1999 Plan provides that the Compensation Committee, in its sole discretion, shall determine the effect of all matters and questions relating to a termination of consultancy or employment. Most options granted under the 1999 Plan provided, in the relevant option agreement, that the option expired (1) upon termination, if employment terminated for cause, (2) three months after termination, if employment terminated for retirement or for any other reason other than death or disability and (3) one year after termination, if employment is terminated due to death or disability. The 1999 Plan provides that an optionholder’s unvested options are immediately terminated upon termination of employment or consultancy, except as may otherwise be provided by the Compensation Committee either in the option agreement or by action of the Compensation Committee following the grant of the option.

The 2001 Plan adopted the 1999 form agreement provisions described above with respect to the exercisability of vested options upon termination. Pursuant to the 2001 Plan upon termination for any reason other than death, all unvested options are immediately terminated. However, if employment is terminated due to death, then all unvested options are immediately vested.

Transferability of Options.    Under the 1996 Plan and the 1999 Plan, the options are not transferable other than by will or the laws of descent.

The 2001 Plan permits an optionholder to transfer nonqualified stock options to family members or entities (including trusts) established for the benefit of the optionholder or the optionholder’s family members; provided that the transferred option must continue to be subject to the same terms and conditions as were applicable to the option immediately before the transfer and any other transfer allowed by applicable securities laws.

Change in Control.    Under the 1996 Plan, a change in control is defined as having occurred if (i) any person (other than Mr. Steven E. Bernstein) is or becomes, the beneficial owner, directly or indirectly, of 25% or more of the voting stock of SBA; or (ii) during any two (2) consecutive year period, individuals who at the beginning of such period constitute the board of directors, cease for any reason to constitute at least a majority of the board of directors, unless the election or the nomination for election by SBA’s shareholders of each new director was approved by at least ¾ of the directors then still in office who were directors at the beginning of the period. Under the 1996 Plan, in the event of a change in control, any invested options willfully vest and become immediately exercisable.

The 1999 Plan does not specify any event or effect with respect to the options upon a change in control. However, most options granted under the 1999 Plan provided in the relevant option agreement that (1) in the event of the merger or consolidation of the Company with or into another corporation, (2) the exchange of all or substantially all of the assets of the Company for the securities of another corporation, (3) the acquisition by another corporation or person of all or substantially all of the Company’s assets or eighty percent (80%) or more of the Company’s then outstanding voting stock, or (4) the liquidation or dissolution of the Company, the Committee may accelerate the vesting of all options unless in connection with such event provision is made for the assumption of, or substitution for, such option.

Under the 2001 Plan, in the event of a change in control, options granted under the 2001 Plan will fully vest and become immediately exercisable. The 2001 Plan defines a Change of Control to occur if (1) any person acquires more than 50% of the total combined voting power, (2) a change in the majority of the board of directors in a 24-month period who were not nominated by the prior directors, (3) the consummation of a merger or consolidation other than a merger or consolidation which would result in the voting securities of SBA outstanding prior thereto representing more than 50% of the combined voting power, and (4) the complete liquidation of SBA or the sale or disposition of all or substantially all of SBA’s assets.

The 2001 Plan Amendment adopted May 16, 2002, modified the merger or consolidation triggering event and liquidation or disposition of assets triggering event to require such events to have occurred as opposed to merely being approved by the shareholders.

9.     Information Concerning SBA Communications Corporation.

We are a leading independent owner and operator of wireless communications towers in the United States and Puerto Rico. We generate revenues from our two primary businesses, site leasing and site development. In our site leasing business, we lease antenna space on towers and other structures that we own or manage for others. The towers that we own have either been built by us at the request of a wireless carrier or built or acquired based on our own initiative. As of March 31, 2002, we owned or controlled 3,816 towers. We expect to build or acquire approximately 150 additional towers during the remainder of 2002. In our site development business, we offer wireless service providers assistance in developing their own networks, including designing a network with signal coverage, identifying and acquiring locations to place their antennas and transmission equipment, obtaining zoning approvals, building towers when necessary and installing their antennas and transmission equipment. Since our founding in 1989, we have participated in the development of more than 15,000 antenna sites in 49 of the 51 major wireless markets in the United States.

Our headquarters are located in Boca Raton, Florida. The address of our principal executive office is 5900 Broken Sound Parkway N.W., Boca Raton, FL 33487, where the telephone number is (561) 995-7670. Our Internet address on the worldwide web is www.sbasite.com. Information contained on our website does not constitute a part of this offer to exchange.

Financial Information.

The following table sets forth selected consolidated financial data for SBA. The selected historical income statement data for the years ended December 31, 2000 and December 31, 2001 and the selected historical balance sheet data as of December 31, 2000 and December 31, 2001 have been derived from, and are qualified by reference to, the audited consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated herein by reference. The selected historical income statement data for our fiscal quarters ended March 31, 2001 and March 31, 2002 and the selected historical balance sheet data as of March 31, 2001 and March 31, 2002 have been derived from, and are qualified by reference to, the unaudited consolidated condensed financial statements contained in our Quarterly Report on Form 10-Q for the period ended March 31, 2002, which is incorporated herein by reference. The information presented below should be read together with our consolidated financial statements and the notes related thereto as well as the section of these reports entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations.

	Year ended December 31,		Three months ended March 31,
	2000	2001	2001	2002
			(unaudited)
	(in thousands, except per share)
OPERATING DATA:
Revenues:
Site development	$115,892	$139,735	$32,673	$31,404
Site leasing	52,014	103,159	20,283	32,540

Total revenues	167,906	242,894	52,956	63,944
Cost of revenues (exclusive of depreciation shown below):
Cost of site development	88,892	107,932	25,018	24,680
Cost of site leasing	19,502	36,722	7,128	11,240

Total cost of revenues	108,394	144,654	32,146	35,920

Gross profit	59,512	98,240	20,810	28,024
Selling, general and administrative(a)	27,799	41,342	10,641	9,374
Restructuring charge	—	24,399	—	54,117
Depreciation and amortization	34,831	80,465	15,007	26,053

Operating loss	(3,118)	(47,966)	(4,838)	(61,520)
Interest and other (expense) income, net	(24,564)	(70,456)	(12,735)	(21,130)
Provision for income taxes	(1,233)	(1,654)	(354)	(579)
Extraordinary item	—	(5,069)	(5,069)	—

Net loss	(28,915)	(125,145)	(22,996)	(83,229)
Dividends on preferred stock	—	—	—	—

Net loss available to common shareholders	$(28,915)	$(125,145)	$(22,996)	$(83,229)

Basic and diluted loss per common share before extraordinary item	$(0.70)	$(2.53)	$(0.38)	$(1.70)
Extraordinary item	—	(0.11)	(0.11)	—

Basic and diluted loss per common share	$(0.70)	$(2.64)	$(0.49)	$(1.70)

Basic and diluted weighted average number of shares of common stock	41,156	47,437	46,801	49,010

	Year ended December 31,		Three months ended March 31,
	2000	2001	2001	2002
			(unaudited)
	(in thousands)
OTHER DATA:
EBITDA(b)	$32,026	$60,224	$10,957	$19,302
Annualized tower cash flow(c)	31,056	78,756	52,620	85,200
Capital expenditures(d)	494,053	561,326	169,235	51,743
Cash provided by (used in):
Operating activities	47,516	13,000	(16,660)	(33,392)
Investing activities	(445,280)	(530,273)	(158,306)	(46,095)
Financing activities	$409,613	$516,197	$410,351	$97,859
Ratio of earnings to fixed charges(e)	—	—	—	—

	As of December 31,		As of March 31,
	2000	2001	2001	2002
			(unaudited)
	(in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$14,980	$13,904	$250,365	$39,776
Property and equipment, net	765,815	1,198,559	910,471	1,179,356
Total assets	948,818	1,429,011	1,349,674	1,422,547
Total debt	284,273	845,453	715,360	947,411
Common shareholders’ equity	538,160	450,644	528,401	373,791

(a)
For the year ended December 31, 2000, selling, general and administrative expense included non-cash compensation expense of $0.3 million in connection with stock option and restricted stock activity. For the year ended December 31, 2001, selling, general and administrative expense includes non-cash compensation expense of $3.3 million in connection with stock option grants, restricted stock grants and the issuance of Class A common stock. For the three months ended March 30, 2001, selling, general and administrative expense includes non-cash compensation expense of $0.8 million in connection with stock option grants, restricted stock grants and the issuance of Class A common stock. For the three months ended March 30, 2002, selling, general and administrative expense includes non-cash compensation expense of $0.7 million in connection with stock option grants, restricted stock grants and the issuance of Class A common stock.

(b)
EBITDA represents earnings before interest, taxes, depreciation, amortization, non-cash charges (including those referred to in footnote (a) above) and unusual or non-recurring expenses. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the periods presented, nor has it been presented as an alternative to operating income or as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States. Companies calculate EBITDA differently and, therefore, EBITDA as presented by us may not be comparable to EBITDA reported by other companies. See our Consolidated Statements of Cash Flows in our Consolidated Financial Statements included in this filing.

(c)
We define ‘‘tower cash flow’’ as site leasing revenue less cost of site leasing revenue (exclusive of depreciation). We believe tower cash flow is useful because it allows you to compare tower performance before the effect of expenses (selling, general and administrative) that do not relate directly to tower performance. We define ‘‘annualized tower cash flow’’ as tower cash flow for the last calendar quarter attributable to our site leasing business multiplied by four.

(d)	Includes the value of Class A common stock issued in connection with acquisitions.
(e)
For purposes of calculating the ratio of earnings to fixed charges, earnings represent net loss before income taxes and extraordinary items plus fixed charges. Fixed charges consist of interest expense, an estimate of the interest within rental expense and amortization of original issue discount and debt issue costs. We had a deficiency in earnings to fixed charges of $27.7 million for the year ended December 31, 2000, $118.4 million for the year ended December 31, 2001, $17.6 million for the three months ended March 31, 2001 and $82.7 million for the three months ended March 31, 2002.

Our book value per share as of March 31, 2002 was $7.42.

See Section 16 for instructions on how you can obtain complete copies of our SEC reports that contain the financial statements referenced above.

10.     Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.

Schedule A of this offer to exchange sets forth a list of our directors and executive officers.

As of May 14, 2002, we had an aggregate of 4.5 million options to purchase shares of our Class A common stock outstanding under the option plans. Of this amount, an aggregate of 3.0 million options, or 66.7%, were eligible to be exchanged in the offer. Our executive officers who are eligible to participate in the offer held 477,139, or 16%, of the eligible options. Members of our board of directors, including executive officers and consultants who also serve as directors, are not eligible to participate in the offer. Schedule B of this offer to exchange sets forth a list of our executive officers who are eligible to participate in the offer and the number of options they beneficially own that are eligible to be tendered in the offer.

None of our executive officers or directors has been granted, or has exercised, any stock options within the past 60 days. Except for ordinary course grants of stock options to employees who are not executive officers or directors, and who do not hold any options which are eligible to tendered in the offer, there have been no transactions in options to purchase shares of our common stock effected during the past 60 days by us, or, to our knowledge, by any of our executive officers, directors, affiliates or subsidiaries.

11.     Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer.

Options we acquire pursuant to the offer, which were originally granted under the 1996 Plan or the 1999 Plan, will be canceled. Options we acquire in the offer, which were originally granted under the 2001 Plan, will be canceled and the shares of our Class A common stock subject to those options will be returned to the pool of shares available for grants of new awards under the 2001 Plan.

We believe that we can accomplish our goal of providing employees and eligible consultants with the benefit of choosing whether they want to receive options that over time may have greater potential to increase in value than the option grants they currently hold, without incurring additional current or future compensation expense because:

•
we will not grant any new options to employees or consultants who tender their existing options until a day that is at least six months and one day after the date that we accept and cancel those existing options;

•
the exercise price of new options will not be less than the fair market value per share of our Class A common stock on the grant date of the new options, which is expected to be December 19, 2002, or a later date if we extend the offer;

•
we will require any optionholder who tenders options in the offer to tender all options that he or she received on or after November 20, 2001, which is the six-month period prior to the commencement of the offer (even if the exercise price of such options is $8.00 or less); and

•	in order to avoid any potential compensation expense, we will not grant any additional options to an optionholder who tendered options in the offer until after the grant date of the new options.

12.     Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we would use our best efforts to seek such approval or take such other action. We are unable to predict whether we are required to delay the acceptance of options for exchange pending the outcome of any such matter or whether we may be prohibited from making the offer and accepting options for exchange. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to grant new options for tendered options is subject to conditions, including the conditions described in Section 6.

If we are prohibited by applicable laws or regulations from granting new options during the period beginning immediately after the date that is six months and one day from the date that we cancel the options accepted for exchange, in which period we presently expect to grant new options, we will not grant any new options. We are unaware of any such prohibition at this time, and we will use reasonable efforts to effect the grant, but if the grant is prohibited throughout the period we will not grant any new options and you will not get any other consideration for the options you tendered.

13.     Material Tax Consequences.

The following is a general summary of the material tax consequences of the exchange of options pursuant to the offer. This discussion is based on tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. The information may be out of date at the time you tender your existing option, receive your new option, exercise your new option or sell the shares you acquire upon exercise. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of optionholders.

We believe that the exchange will be treated as a non-taxable exchange. If you exchange outstanding incentive or nonqualified stock options for new options, you will not be required to recognize income for federal income tax purposes at the time of the exchange.

We strongly recommend that you consult your own tax advisor with respect to the tax consequences of participating in the offer.

We do not believe that the offer to you will change any of the terms of your existing options if you do not participate in the offer. However, if you choose not to participate in the offer, it is possible that the Internal Revenue Service would decide that the right to exchange your incentive stock options under the offer is a modification of your incentive stock options. A successful assertion by the Internal Revenue Service that your incentive stock options are modified could cause a portion of your incentive stock options to be treated as nonqualified stock options.

Non-Qualified Stock Options.    There are no federal income tax consequences to optionholders or to us upon the grant of an NQSO under the 2001 Plan. Upon the exercise of NQSOs, optionholders will recognize ordinary compensation income in an amount equal to the excess of the fair market value of the shares at the time of exercise over the exercise price of the NQSO, and we generally will be entitled to a corresponding federal income tax deduction. Upon the sale of shares acquired by exercise of an NQSO, an optionholder will have a capital gain or loss in an amount equal to the difference between the amount realized upon the sale and the optionholder’s adjusted tax basis in the shares (the exercise price plus the amount of ordinary income recognized by the optionholder at the time of exercise of the NQSO).

Incentive Stock Options.    Optionholders will not be subject to federal income taxation upon the grant or exercise of ISOs granted under the 2001 Plan, and we will not be entitled to a federal income tax deduction by reason of such grant or exercise. However, the amount by which the fair market value of the shares at the time of exercise exceeds the exercise price of the ISO (or the optionholder’s other tax basis in the shares) is an item of tax preference subject to the alternative minimum tax applicable to the person exercising the ISO. A sale of shares acquired by exercise of an ISO that occurs at least one year after the exercise or two years after the grant of the ISO generally will result in the recognition of long-term capital gain or loss in the amount of the difference between the amount realized on the sale and the exercise price of the ISO (or the optionholder’s other tax basis in the shares), and we will not be entitled to any tax deduction in connection with the sale.

Generally, if the sale occurs within one year from the date of exercise of the ISO or within two years from the grant date (a “disqualifying disposition”) and is a transaction in which the amount realized is less than the fair market value of the Class A common stock at the date of exercise, the optionholder will recognize ordinary compensation income equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the exercise price (or the optionholder’s other tax basis in the shares), or (ii) the excess of the amount realized on the sale of the shares over the exercise price (or the optionholder’s other tax basis in the shares). Any amount realized on a disqualifying disposition in excess of the amount treated as ordinary compensation income (or any loss realized) will be a long-term or a short-term capital gain (or loss), depending upon the length of time the shares were held. We generally will be entitled to a tax deduction on a disqualifying disposition corresponding to the ordinary compensation income recognized by the optionholder.

14.     Extension of Offer; Termination; Amendment.

We may from time to time, extend the period of time during which the offer is open and delay accepting any options tendered to us by publicly announcing the extension and giving oral or written notice of the extension to the optionholders and making a public announcement thereof. If the offer is extended, then the grant date of the new options will also be extended.

We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancelation of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral or written notice of such termination or postponement to the optionholders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancelation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to optionholders or by decreasing or increasing the number of options being sought in the offer.

Amendments to the offer, including an amendment to extend the offer, may be made at any time and from time to time by public announcement of the amendment. In the case of an extension of the offer, the amendment must be issued no later than 9:00 a.m., Eastern Daylight Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to optionholders in a manner reasonably designed to inform optionholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the PR Newswire.

If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

If we decide to take any of the following actions, we will notify you of such action:

•	increase or decrease the amount of consideration offered for the options; or

•	increase or decrease the number of options eligible to be tendered in the offer.

If we take any of these actions and the offer is scheduled to expire at any time within ten business days from, and including, the date we notify you of the change, we intend to extend the offer for a period of ten business days after the date the notice is published, sent or given.

15.     Fees and Expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange.

16.     Additional Information.

We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer to exchange is a part, with respect to the offer. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC before making a decision on whether to tender your options:

Commission Filing (File No. 000-30110)	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2001

Quarterly Report on Form 10-Q	Quarter ended March 31, 2002

Current Reports on Form 8-K	January 14, 2002, February 19, 2002, March 7, 2002, April 15, 2002, April 15, 2002 and May 9, 2002

Description of our Class A common stock contained in Registration Statement on Form 8-A and on Form 8-A/A June 9, 1999 and January 14, 2002	June 9, 1999 and January 14, 2002

These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	500 West Madison Street Suite 1400 Chicago, Illinois 60661	233 Broadway 16th Floor Woolworth Building New York, NY 10279-1803

You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at www.sec.gov.

Our common stock is quoted on the Nasdaq National Market under the symbol “SBAC” and our SEC filings can be read at the following Nasdaq National Market address:

Nasdaq National Market
11 Wall Street
New York, New York 10005

We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

Stock Option Exchange Program
c/o SBA Communications Corporation
5900 Broken Sound Parkway N.W.
Boca Raton, FL 33487
Telephone:   (561) 226-9225
Facsimile:    (561) 989-2965
E-mail:         stockoptionexchange@sbasite.com

between the hours of 9:00 a.m. and 4:00 p.m., Eastern Daylight Time.

As you read the documents listed in Section 16, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document. The information contained in this offer to exchange about SBA should be read together with the information contained in the documents to which we have referred you.

We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the optionholders residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this document or in the related election form. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

SBA COMMUNICATIONS CORPORATION

May 20, 2002

Schedule A

Information Concerning
the Directors and Executive Officers of
SBA Communications Corporation

Our directors and executive officers, as of May 20, 2002, are as follows:

Name	Position
Steven E. Bernstein	Chairman of the Board of Directors
Jeffrey A. Stoops	President and Chief Executive Officer
Kurt L. Bagwell	Senior Vice President and Chief Operating Officer
Thomas P. Hunt	Senior Vice President and General Counsel
John Marino	Senior Vice President and Chief Financial Officer
Donald B. Hebb, Jr.	Director
Richard W. Miller	Director
Steven E. Nielsen	Director

The address of each director and executive officer is: c/o SBA Communications Corporation, 5900 Broken Sound Parkway N.W., Boca Raton, Florida 33487.

A-1

Schedule B

Information Concerning
the Executive Officers of SBA Communications
Corporation Eligible to Participate in the Offer

The executive officers of SBA Communications Corporation who are eligible to participate in the offer, their positions and offices as of May 20, 2002 and the number of eligible options held by such executive officers are set forth in the following table:

Name	Position	Number of Options
Kurt L. Bagwell	Senior Vice President and Chief Operating Officer	160,000

Thomas P. Hunt	Senior Vice President and General Counsel	100,000

John Marino	Senior Vice President and Chief Financial Officer	217,139

B-1